EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

	State or
Entity Name	County	% Owned

Cardinal Oil & Gas, Inc.	Nevada	100%
King City Retirement Corporation	Oregon	100%
Mockingbird Energy, LLC	Nevada	100%
Mountaineer State Energy, Inc.	West Virginia	100%
Mountaineer State Operations, LLC	Nevada	100%